UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter 2013 Earnings

Monterrey, Mexico, February 24, 2013 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited consolidated results for the fourth quarter of 2013 today.[1]

Full Year 2013 Summary

For the full year 2013, OMA had a 5.5% increase in passenger traffic volumes and an 8.7% increase in the sum of aeronautical and non-aeronautical revenues. Aeronautical revenues rose 6.5% to Ps. 2,269 million as a result of increased traffic and rate adjustments. Aeronautical revenue reached Ps. 170.7 per passenger. Non-aeronautical revenues grew 15.6% to Ps. 797 million, principally as a result of revenues from checked baggage screening (+149.3%), the NH Terminal 2 hotel (+11.4%), OMA Carga (+37.5%), and car rental services (+22.2%). Non-aeronautical revenues rose 9.5% to Ps. 59.9 per passenger.

Cost of services and general and administrative expense increased 10.1%, principally as a result of increases in payroll, minor maintenance, and subcontracted services. Adjusted EBITDA rose 10.8% to Ps. 1,674 million, with an Adjusted EBITDA margin of 54.6%. Operating income rose 4.2% to Ps. 1,209 million, and consolidated net income increased 38.5% to Ps. 1,134 million. Full year earnings were Ps. 2.83 per share and US$1.73 per ADS. The return on equity was 17.9%.

Expenditures made under the Master Development Plan (MDP) and strategic investments totaled Ps. 677 million in 2013. This included major maintenance under the MDP of Ps. 229 million, which was charged to the maintenance provision, capital expenditures of Ps. 352 million, and Ps. 4 million in minor maintenance and other expenses. Strategic investments were Ps. 92 million.

____________________

1 Unless otherwise stated, all references are to the fourth quarter of 2013 (4Q13) and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 12.9658 per U.S. dollar as of December 31, 2012 and Ps. 13.0843 as of December 31, 2013.

Fourth Quarter 2013 Summary

OMA recorded solid results in the fourth quarter of 2013. Terminal passenger traffic increased 6.9% to 3.4 million in 4Q13; domestic traffic increased 8.0%, and international traffic was unchanged. The airlines with the largest increases in traffic were Aeroméxico, Volaris, and Interjet.

▪	Eight new domestic routes and two new international routes opened in the quarter.
▪	Aeronautical revenues increased 4.6%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger were Ps. 165.7.
▪	Non-aeronautical revenues increased 9.8% as a result of growth in diversification activities and complementary services.
▪	Non-aeronautical revenues per passenger increased 2.8% to Ps. 63.3; this marks the 23rd consecutive quarter of growth in non-aeronautical revenues per passenger.
▪	Adjusted EBITDA[2] increased 10.4%. The Adjusted EBITDA margin was 53.9%, an increase of 210 basis points, as a result of initiatives to increase cash flow.
▪	Consolidated net income rose 99.0% to Ps. 465 million. Earnings were Ps. 1.16 per share, or US$ 0.71 per American Depositary Share (ADS).
▪	Total MDP and strategic capital expenditures were Ps. 237 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) decreased 2.7% to 81,694 operations. Domestic flight operations decreased 2.5% and international operations decreased 3.5%.

Total passenger traffic increased 6.9% (+220,919 passengers). All thirteen airports in the group recorded growth, with the most significant increases in Monterrey (+3.7%), Culiacán (+17.0%), Reynosa (+31.1%), and Torreón (+24.9%). (See Annex Table 1, Passenger Traffic for more detail.)

Of total passenger traffic, 86.7% was domestic, and 13.3% was international. Commercial aviation accounted for 97.8% of passenger traffic and general aviation, 2.2%. Monterrey generated 46.5% of passenger traffic, Culiacán, 10.6%, and Chihuahua, 6.5%.

______________________________

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

2

Domestic passenger traffic increased 8.0% (+221,017 passengers). Eleven airports had increases in domestic traffic. Monterrey (+5.0%) had increases principally on the routes to Mexico City and Toluca. Culiacán (+17.9%) increased traffic on the Tijuana route. Torreón (+30.5%) and Reynosa (+31.2%) increased traffic on their Mexico City routes. There were reductions in Zihuatanejo (-4.1%) from decreased traffic on its Mexico City route and in Zacatecas (-5.1%) from a decrease in general aviation and on its Tijuana route. Eight domestic routes opened during the quarter, and there were no route closures.

International passenger traffic was unchanged. Five airports increased international traffic. The most significant increases were in Zihuatanejo (+16.6%) as a result of increases on the routes to Los Angeles, Minneapolis, and Calgary; and Zacatecas (+26.7%) as a result of increased traffic on the Dallas, Chicago, and Los Angeles routes. Eight airports had reductions in international passenger traffic. The most significant decreases were in Monterrey (-3.1%) as a result of decreases on the San Antonio, Dallas, and Las Vegas routes; Culiacán (-33.3%) with reductions on the Los Angeles route; and Torreón (-8.6%) with a reduction on the Houston route.

Two international routes opened in the quarter, and there were no closures.

Air Cargo volumes decreased 1.3%; Monterrey and Ciudad Juárez recorded the largest decreases. Of total air cargo volume, 62.7% was domestic and 37.3% was international.

Non-Aeronautical and Commercial Operations

During 4Q13, 27 new advertising, car rental, retail, passenger service, hotel promotion, time share, and banking services opened in our airports. In addition, in order to improve the commercial offering, there was an expansion of the restaurants area in San Luis Potosí and expansion of the principal restaurant in Chihuahua. The commercial space occupancy rate was 95.5% in 4Q13.

NH Terminal 2 Hotel Operations

3

The NH T2 hotel in the Mexico City International Airport had an average occupancy rate of 79.1%, compared to 79.6% in 4Q12. The average room rate increased 20.8% to Ps. 1,802 from Ps. 1,504 in the prior year period. In November, three new event salons started operations.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 4.6% to Ps. 569 million. Domestic passenger charges decreased 0.8% principally as a result of agreements with the airlines to provide incentives as part of the strategy to develop traffic. International passenger charges increased 16.4%, principally as a result of incentives provided in 4Q12 and to a lesser extent from adjustments in international passenger charges and depreciation of the exchange rate. Other aeronautical services increased 13.1%, principally as a result of increases in leases and access rights.

Monterrey contributed 45.2% of aeronautical revenues, Culiacán, 10.1%, Chihuahua, 6.2%, and Mazatlan, 6.1%.

Aeronautical revenue per passenger decreased 2.2% to Ps. 165.7.

Non-aeronautical revenues increased 9.8%, principally because of growth in revenues from diversification (+23.1%), and complementary services (+18.2%). The line items with the most significant changes were:

•	NH T2 hotel revenues increased 14.8% to Ps. 47 million, principally as a result of a higher average room rate. Revenue per available room (RevPAR) was Ps. 1,427 in 4Q13, 19.2% higher than 4Q12. Room rentals were 79.3% of hotel revenues, food and beverages, 16.9%, and other services, 3.8%.
•	OMA Carga revenues increased 58.2% to Ps. 14 million, as a result of a special project that processed additional air cargo in its customs area and an increase in ground transportation volumes.
•	Checked baggage screening revenues rose 36.9% as a result of having reached contractual agreements with 100% of the airlines effective August 2013 and an increase in passenger volumes.
•	Car rental revenues increased 21.6% as a result of six new contracts with car rental companies for new space and land for parking vehicles.
•	Retail lease revenues grew 14.5% as a result of new lessees, primarily in Monterrey, Zihuatanejo, Acapulco, Culiacán, and Chihuahua.
•	Revenues from passenger services decreased 59.2% during the prior year period as a result of payments received from external providers for the development of new passenger services.
•	Advertising revenue decreased 10.7% as a result of a decrease in governmental ad spending.

4

(Ps. Thousands)	4Q12	4Q13	% Var	2012	2013	% Var
Commercial Activities:						
Parking	*32,003*	*33,518*	*4.7*	*124,300*	*128,013*	*3.0*
Advertising	*28,601*	*25,528*	*(10.7)*	*82,495*	*80,186*	*(2.8)*
Retail (1)	*12,326*	*14,114*	*14.5*	*51,160*	*57,050*	*11.5*
Restaurants	*10,324*	*11,554*	*11.9*	*41,004*	*46,471*	*13.3*
Car Rentals	*9,462*	*11,507*	*21.6*	*37,355*	*45,634*	*22.2*
Passenger Services	*6,247*	*2,546*	*(59.2)*	*9,112*	*12,896*	*41.5*
Time Shares & Hotel Promotion	*3,704*	*3,559*	*(3.9)*	*15,590*	*14,370*	*(7.8)*
Other Comercial Revenues (2)	*4,632*	*5,046*	*8.9*	*11,049*	*17,754*	*60.7*
Total Revenues from Commercial Activities:	**107,299**	**107,371**	***0.1***	**372,066**	**402,374**	***8.1***
Diversification Activities:						
Hotel Services (NH Terminal 2 Hotel)	*41,376*	*47,485*	*14.8*	*158,476*	*176,510*	*11.4*
OMA Carga (Air Cargo Logistics Service)	*8,849*	*13,999*	*58.2*	*31,185*	*42,894*	*37.5*
Real State Services	*1,380*	*2,063*	*49.5*	*3,158*	*8,554*	*170.9*
Total Revenues from Diversification Activities:	**51,605**	**63,547**	***23.1***	**192,819**	**227,958**	***18.2***
Complementary Activities:						
Checked Baggage Screening	*13,898*	*19,030*	*36.9*	*25,824*	*64,375*	*149.3*
Leases (3)	*14,781*	*15,745*	*6.5*	*58,690*	*61,103*	*4.1*
Access Rights	*2,243*	*1,777*	*(20.8)*	*8,020*	*7,241*	*(9.7)*
Total Revenues from Complementary Activities:	**30,921**	**36,552**	***18.2***	**92,534**	**132,720**	***43.4***
Cost Recovery	**8,199**	**10,036**	**22.4**	**31,538**	**33,449**	**6.1**
Non- Aeronautical Revenues	**198,024**	**217,506**	**9.8**	**688,957**	**796,501**	**15.6**
Non-Aeronautical Revenues/Passenger (Ps.)	61.6	63.3	2.8	54.7	59.9	9.5

(1) Includes stores and duty free

(2) Includes communications and finnancial services

(3) Leasing of space to airlines and complementary service providers for non- essential activities (e.g., VIP lounges)

See Notes to the Financial Information

Monterrey contributed 42.1% of non-aeronautical revenues, the NH T2 hotel 21.9%, Culiacán 4.1%, Mazatlán 3.9% and Chihuahua 3.7%.

Non-aeronautical revenues per passenger increased 2.8% to Ps. 63.3; non-aeronautical revenues per passenger have increased for 23 consecutive quarters. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 1.6% to Ps. 49.5.

Non-aeronautical revenues were 27.6% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.7% of the total.

Construction revenues were Ps. 149 million. Construction revenues represent the value of improvements to concessioned assets made during the quarter, and are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 2.0% to Ps. 935 million.

Costs and Operating Expenses

5

Total cost of services and general and administrative expenses, excluding hotel costs and expenses, increased 6.6%. The principal variations were:

▪	Payroll increased 11.2%, principally because of hiring for new positions, cost of living adjustments, an increase in the provision for employee bonuses, and an increase in the provision for accrued vacations.
▪	Other costs and expenses increased 31.5% as a result of a higher level of cancellations of excess provisions for doubtful accounts in 4Q12.
▪	Minor maintenance decreased 8.0%, as a result of the timing of work during the year.
▪	Basic services decreased 18.0% as a result of various initiatives, including improved demand management, the solar power project in Zacatecas, and the installation of energy-saving lighting in some airports.

The major maintenance provision increased 241.3%, as a result of new estimates of major maintenance requirements in all 13 airports for the concessioned assets, taking into account their useful lives, in both the short and long term.

Construction costs are equal to construction revenues and do not generate a gain or loss.

The airport concession tax increased 5.5% because of the growth in revenues.

The technical assistance fee decreased 24.3%, as a result of the effect of the increased maintenance provision on the EBITDA base for calculating this fee.

Depreciation and amortization increased 3.3%, principally as a result of increased investments.

Other (income) expense, net was income of Ps. 16.4 million, resulting principally from the recognition of the account receivable of a portion of the amount of the insurance claim for checked baggage screening equipment in Acapulco, as a result of flooding caused by Hurricane Manuel, as well as other related expenses incurred to restart operations at the airport. The income for the equipment is equal to the book value of the equipment.

As a result of the foregoing, total costs and expenses increased 12.7% to Ps. 702 million.

6

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 10.4% to Ps. 424 million in 4Q13. The Adjusted EBITDA margin was 53.9%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income decreased 20.6% to Ps. 234 million, principally as a result of an increase in the major maintenance provision; the operating margin was 25.0%.

Comprehensive Financing Expense

Comprehensive financing expense was Ps. 56 million in 4Q13. The increase was principally the result of increased interest expense due to a higher debt level, a larger exchange loss, and recognition of a loss on the fair value of the maintenance provision. The latter has as its base MDP expenditures stated in terms of pesos of 2009 purchasing power, the year in which the current five-year plan was negotiated with the Government.

Taxes

7

The tax provision was a credit. This was principally the result of the re-estimation of deferred taxes resulting from the repeal of the single-rate corporate tax (or IETU).

Net Income

Consolidated net income increased 99.0% to Ps. 465 million, principally as a result of the company’s initiatives to grow the various sources of revenue, control costs and expenses, and the tax credit.

Earnings per share, based on net income of the controlling interest, were Ps. 1.16, and earnings per ADS were US$0.71 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 237 million during 4Q13, including Master Development Plan projects at the 13 airports and strategic investments. Expenditures under the MDP also included improvements to concessioned assets for Ps. 141 million, various smaller accounts, and major maintenance. Major maintenance was Ps. 38 million in 4Q13, which was charged to the maintenance provision, reducing this long term liability. Strategic investments were Ps. 55 million in 4Q13.

The most important investments during the fourth quarter included:

8

Debt

The ratio of net debt to Adjusted EBITDA was 0.94 as of December 31, 2013.

Cash Flow Statement

For the full year 2013, operating activities generated cash of Ps. 1,021 million compared to Ps. 1,260 million during 2012. The decrease was principally the result of outflows related to the tax deconsolidation of OMA in the accounts of Empresas ICA, S.A.B. de C.V., a reduction in accounts payable to related parties, and an increase other accounts receivable.

9

Investing activities, as presented in the cash flow statement, used cash of Ps. 304 million. In the twelve months, OMA made investments including Ps. 361 million in the cash flow statement under investment in airport concessions and Ps. 80 million in property, plant and equipment.

Financing activities generated an outflow of Ps. 717 million. The principal amounts were Ps. 2,497 million in borrowings, Ps. 1,478 million in debt repayments, and Ps. 1,200 million in capital reduction payments declared to shareholders, which were completely paid during 2013.

Cash increased Ps. 382 million in 2013. The balance of cash and cash equivalents was Ps. 1,534 million as of December 31, 2013. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

2014 Outlook

OMA expects that passenger traffic will increase approximately 4% to 6% in 2014.  The sum of aeronautical and non-aeronautical revenues is expected to increase approximately 8% to 10%.  The Adjusted EBITDA margin is expected to be in the range of 51% to 53%.  Master Development Plan investments are expected to be in the range of Ps. 600 to 750 million, net of the recognition of land purchases made in prior years (the amount is Ps. 178 million in 2014).  In addition, strategic investments, principally for diversification projects, are expected to be Ps. 250 to 450 million.

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

Subsequent Events

Mazatlán Airport award: For the second time, the Mazatlán Airport was awarded the ASQ (Airport Service Quality) Prize in the category of Best Regional Airport in Latin America and the Caribbean with less than 2 million passengers per year. The prize is awarded by the International Airports Council International, or ACI.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 4Q13 earnings conference call on February 25, 2014 at 12:00 pm Eastern time, 11:00 am Mexico City time.

The conference call is accessible by calling 1-877-941-1428 toll-free from the U.S. or 1-480-629-9665 from outside the U.S. The conference ID is 4668729. A taped replay will be available through March 4, 2014 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

10

Annex Table 1

11

Annex Table 2

12

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income
(Thousands of Pesos)

	4Q12	4Q13	% Var	2012	2013	% Var
Revenues						
Aeronautical Revenues	544,296	569,164	4.6	2,130,663	2,268,869	6.5
	156,648	170,021	8.5	530,481	619,991	16.9
	41,376	47,485	14.8	158,476	176,510	11.4
Non-Aeronautical Revenues	198,024	217,506	9.8	688,957	796,501	15.6
Aeronautical Revenues + Non-Aeronautical Revenues	**742,320**	**786,670**	**6.0**	**2,819,620**	**3,065,370**	**8.7**
Construction Revenues	174,681	148,798	(14.8)	321,718	354,797	10.3
Total Revenues	**917,001**	**935,468**	**2.0**	**3,141,338**	**3,420,167**	**8.9**
Operating Costs						
Cost of Services	182,417	191,386	4.9	656,217	725,329	10.5
Major Maintenance Provision	41,052	140,124	241.3	164,208	263,167	60.3
Construction Costs	174,681	148,798	(14.8)	321,718	354,797	10.3
General and Administrative Expenses	125,153	135,949	8.6	457,749	501,233	9.5
Concession Taxes	36,642	38,663	5.5	137,028	148,159	8.1
Technical Assistance Fee	16,697	12,634	(24.3)	67,365	66,643	(1.1)
Airport Depreciation and Amortization	43,938	45,781	4.2	166,470	181,007	8.7
Hotel Depreciation and Amortization	5,091	4,880	(4.1)	20,333	20,219	(0.6)
Depreciation and Amortization	49,029	50,661	3.3	186,803	201,226	7.7
Other expenses (Revenues) - Net	(3,067)	(16,367)	433.6	(9,924)	(49,782)	401.6
Total Operating Costs and Expenses	**622,604**	**701,848**	**12.7**	**1,981,164**	**2,210,772**	**11.6**
Operating Income	**294,397**	**233,620**	**(20.6)**	**1,160,174**	**1,209,395**	**4.2**
Operating Margin (%)	32.1%	25.0%		36.9%	35.4%	
Adjusted Operating Margin (%)	83.9%	89.2%		70.3%	72.1%	
Comprehensive Financing Income (Expense)						
Interest Income	9,437	18,639	97.5	27,764	72,650	161.7
Interest (Expense)	(28,687)	(45,985)	60.3	(103,846)	(178,377)	71.8
Exchange Gain (Loss) - Net	(1,060)	(5,424)	411.7	23,168	(6,198)	n.a.
Loss for Changes in Fair Value	-	(23,305)	n.a.	-	(30,982)	n.a.
Comprehensive Financing Income (Expense)	**(20,310)**	**(56,075)**	**176.1**	**(52,914)**	**(142,907)**	**170.1**
Income before Taxes	**274,087**	**177,545**	(35.2)	**1,107,260**	**1,066,488**	**(3.7)**
Income Tax	**40,513**	**(287,308)**	**n.a.**	**288,172**	**(67,683)**	**n.a.**
Consolidated Net Income	**233,574**	**464,853**	**99.0**	**819,088**	**1,134,171**	**38.5**
Other Comprehensive Income:						
Actuarial Losses	(11,313)	(2,851)	(74.8)	(11,313)	(2,851)	(74.8)
Deferred Tax Effect	3,390	843	(75.1)	3,390	843	(75.1)
Consolidated Comprehensive Income	**225,651**	**462,845**	**105.1**	**811,165**	**1,132,163**	**39.6**
Net Income of Non-Controlling Interest	**433**	**652**	**50.6**	**967**	**1,728**	**78.7**
Net Income of Controlling Interest	**225,218**	**462,193**	**105.2**	**810,198**	**1,130,435**	**39.5**
Weighted Average Shares Outstanding	399,127,527	398,829,269		399,060,337	399,052,350	
EPS (Ps.)	0.56	1.16	105.4	2.03	2.83	39.5
EPADS (US$)	0.35	0.71	103.5	1.25	1.73	38.3
EBITDA	**343,426**	**284,281**	**(17.2)**	**1,346,977**	**1,410,621**	**4.7**
EBITDA Margin (%)	37.5%	30.4%		42.9%	41.2%	
Adjusted EBITDA	**384,478**	**424,405**	**10.4**	**1,511,185**	**1,673,788**	**10.8**
Adjusted EBITDA Margin (%)	51.8%	53.9%		53.6%	54.6%	

See Notes to the Financial Information

13

Annex Table 4

14

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31st, 2012 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2011	398,848,700	4,394,444	29,786	1,255,137	397,557		7,577	6,084,501
Capital Reimbursement		(500,000)						(500,000)
Reissuance (Repurchase) of Shares - Net	278,827	2,724			4,503			7,227
Increase in the Share Repurchase Reserve				(2,714)	2,714			-
Dividend Cancellation of Repurchased Shares				13,038				13,038
Increase in Non-Controlling Interest							25	25
Net Income (Loss)				818,121		(7,923)	967	811,165
Balance as of December 31, 2012	399,127,527	3,897,168	29,786	2,083,582	404,774	(7,923)	8,569	6,415,956

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31st, 2013 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2012	399,127,527	3,897,168	29,786	2,083,582	404,774	(7,923)	8,569	6,415,956
Capital Reimbursement		(1,200,000)						(1,200,000)
Reissuance (Repurchase) of Shares - Net	(568,310)	(3,832)			(20,776)			(24,608)
Decrease in Repurchase Reserve				4,774	(4,774)			-
Increase in Non-Controlling Interest							7,920	7,920
Net Income (Loss)				1,132,381		(2,008)	1,790	1,132,163
Balance as of December 31, 2013	398,559,217	2,693,336	29,786	3,220,737	379,224	(9,931)	18,279	6,331,431

See Notes to the Financial Information

15

Annex Table 6

16

Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Company	Name
Actinver Casa de Bolsa	Ramón Ortiz
Bank of America Merrill Lynch	Sara Delfim
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Jean Baptiste Bruny
Citigroup	Stephen Trent
Credit Suisse	Eugenio Amador / Julian Bravo Lozano / Bruno Savaris
Deutsche Bank	Esteban Polidura / Daniela Najar
Goldman Sachs	Gabriel Cotellesa / Renata Stuhlberger / Roberto Browne
Grupo Bursátil Mexicano (GBM)	Luis Willard / Bernardo Vélez
Grupo Financiero Interacciones	Francisco Guzmán
HSBC	Alexandre P. Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Invex	Octavio Díaz
J.P. Morgan	Fernando Abdalla / Carlos Louro
Morgan Stanley	Eduardo S. Couto / Augusto Ensiki / Ricardo L Alves
Santander	Ana Gabriela Reynal
Scotiabank	Rodrigo Echagaray / Karla Peña
UBS Brasil CCTVM	Victor Mizusaki / Rodrigo Fernandes
Vector	Marco Montañez

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be

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the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

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Unaudited financials: Financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Webpage http://ir.oma.aero

•	Twitter http://twitter.com/OMAeropuertos

•	Facebook https://www.facebook.com/OMAeropuertos

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 25, 2014